March 23, 2015

Please vote AGAINST the “Say-on-Pay” proposal at Domino’s Pizza, Inc. (NYSE:DPZ) Annual

Meeting on April 21, 2015.

Dear Domino’s shareholder:

For the second-year running, we urge you to Vote No on the Advisory Vote to Approve Executive

Compensation (“Say-on-Pay”). We believe Domino’s aggressively leveraged balance sheet and the market pricing of high growth expectations places long-term shareholder value at a sensitive crossroads, making it essential that excessive and poorly structured pay practices are reformed, and compensation disclosures strengthened. These are actions which the board has failed to take despite strong investor opposition to the company’s pay practices last year.

For investors, the following are of immediate concern:

  Domino’s aggressive strategy reinforces the need for long-term focused pay.
  Three-year realizable CEO pay of $46 million, or over twice the peer median.1
  Long-term and annual incentive vehicles that suffer from truncated performance horizons, and pay-for-failure vesting schedule: (1) The annual incentive plan operates as a de –facto semi-annual bonus plan risking a myopic focus on quarterly performance; (2) The long-term incentive plan operates as an annual incentive plan, offers a generous pay-for-failure vesting schedule, and an apparent reliance on the same single metric, adjusted segment income, as the annual incentive plan.
  The failure to reform any of these practices despite over 30% of shares opposing the re- election of Compensation Committee Chairman Andrew Balson at last year’s annual meeting, and nearly a quarter cast against “Say-on-Pay.”

The CtW Investment Group works with pension funds in order to enhance long-term shareholder value through active ownership. These funds invest over $250 billion in the global capital markets and are substantial investors in Domino’s.

Domino’s aggressive strategy reinforces the need for long-term focused pay.

Domino’s strong stock performance, rich valuation and aggressive expansion plans leave as much to fear as to hope looking forward, with very high growth expectations priced into the stock. Shares have benefited from strong multiple expansion over the past 5 years, leaving Domino’s price-to-earnings ratio at a 5-year high – 35 x last 12 months earnings and two-thirds greater than the multiple for the S&P1500 consumer discretionary index. Over the same period – and driving the rich valuation -- Domino’s has dramatically accelerated the pace of store growth, both domestically and internationally, and plans to continue doing so going forward. Without question, shareholders have benefited from this aggressive strategy thus far. But the trinity of ambitious growth, high market expectations, and aggressive leverage (3.93 LTM Net Debt/EBITDA), makes it vital that compensation structures incentivize management to judiciously deploy capital for the long-term, and not offer rewards for managing or meeting these

1 Based on ISS ExecComp Analytics and ISS Selected peers performed on March 18, 2015.

expectations irrespective of the long-run value consequences. Unfortunately, this is precisely what the board has failed to ensure.

Long-term and annual incentive vehicles suffer from truncated performance horizons, and pay-for-failure vesting schedule

Contrary to its name, the annual incentive plan incorporates a six-month time horizon, while the long-term performance share plan is more akin to an annual compensation plan than a truly long-term incentive vehicle. Moreover, both plans appear to use the same performance metric – adjusted segment income. This not only extinguishes any meaningful distinction between the short-term and long-term pay incentives, but risks an unhealthy emphasis on short-term profitability. With the remainder of CEO

Patrick Doyle’s long-term pay comprising “plain vanilla” stock options, Domino’s incentive pay lacks a credible connection to the risks and opportunities of long-term value creation.

Rather than focusing exclusively on full-year performance, the annual cash incentive plan incorporates a mid-year payout equal to 50% of the award, based on performance over the first two quarters. Critically, this mid-year payout is “not subject to forfeiture” if the full-year performance falls short. We believe this structure could lead to a possible excessive short-term quarterly-by-quarterly focus. Meanwhile, the use of performance shares (approximately 50% of the equity mix, with the remainder in seemingly plain vanilla stock options) is undermined by having each tranche vest on the basis of annually established performance targets. In other words, the awards are divided into one-year tranches vesting on one-year performance goals, set at the beginning of each respective year, and subject to no additional time-based vesting once earned. While this may provide retention benefits over an annual cash plan, it risks incentivizing exactly the same short-term performance horizon. Indeed, according to a recent survey of Fortune 500 companies by Towers Watson, just 1% of long-term performance-based award plans utilized such a structure.2

The integrity of the long-term incentive structure is further undermined by providing for full, 100% vesting on the basis of an 85% achievement level. Although the company does not disclose the metric or target (problematic in itself), we learned from last year’s Institutional Shareholder Services (ISS) proxy report that the company has been using the same segment income goal that applies to the annual incentive plan, although with the awards fully vesting at just 85% of that goal. This generous pay-for-failure vesting schedule seems designed solely to ensure the awards qualify as performance-based awards for corporate tax purposes under Section 162(m) of the Internal Revenue Code of 1986.

Perhaps more concerning, however, is that the sole reliance on segment income in both incentive plans, coupled with the short measurement period, risks incentivizing excessive risk-taking. Segment income is defined along the lines of EBITDA, or earnings before interest tax depreciation and amortization; a measure of profitability that strips out a substantial portion of the costs of generating those earnings. Certainly, EBITDA can play a valid role in a compensation plan, but used in isolation, without any accounting for the underlying investments helping to generate those earnings, there is a serious risk of undermining the long-term alignment with value creation, especially at a company that is aggressively expanding. Based on a 2014 JPMorgan survey of pay practices in the restaurant industry, Domino’s over-

2 “Long-term Incentives – the Continuing Shift to Performance Based-Awards, Towers Watson, March 10, 2014.

This is not a proxy solicitation. Please DO NOT send us your proxy card as it will not be accepted.

reliance on EBITDA appears an outlier practice.3 Indeed, we note there is mounting investor concern with traditional operational pay metrics such as EBITDA and EPS, given their malleability and failure to incorporate the investment or capital costs underlying those earnings, and increasing interest in measures derived from economic profit and return on invested capital.4

We strongly believe such profound weaknesses and latent risks in the executive pay plan cannot be ignored, irrespective of recent stock performance.

The failure to address last year’s vote

Despite last year’s opposition to Say-on-Pay exceeding levels at which, according to a PWC survey, a majority of investors believe boards should consider modifying executive pay structures, the board has “made minimal changes to the program during 2014,” with the incentive structures and accompanying disclosures unaltered. 5 Indeed, the company actually took a step backwards since last year’s meeting by executing a new employment agreement with CEO Doyle in February 2015 that extends his personal aircraft use allowance from 35 hours to 45 hours and continues the questionable practice of providing related tax-gross up payments. The agreement, we note follows the replacement of the company’s corporate jet and CEO Doyle having exceeded the 35 hours personal usage. Using data from Equilar, a compensation research firm, we note CEO Doyle’s aircraft perk, valued at $203,000 in 2014 under the 35-hour allotment, is over twice the median value of aircraft perquisites at Fortune 100 CEOs, while his tax-gross up payments on corporate perquisites of $89,000, including $83,000 for personal aircraft use, are four times the median received by Fortune 100 CEOs.6 Unfortunately, rather than grappling with the clear weaknesses in its compensation plan, the board has shown a surprising willingness to subsidize a CEO’s personal travel habits.

We urge you to join us by voting AGAINST approval of the advisory vote on executive compensation (Item 3). If you would like to discuss our concerns directly with us, please contact my colleague Michael Pryce-Jones at (202) 721-6079 or michael.pryce-jones@changetowin.org.

Dieter Waizenegger, Executive Director, CtW Investment Group

3 “Restaurant HandBook,” JPMorgan North America Equity Research, March 6, 2014.

4 For example: “Deep Misalignment Between Corporate Economic Performance, Shareholder Return and Executive

Compensation,” IRRC Institute and Organizational Capital Partners, November 17, 2014; “HOLT: Linking Corporate Performance & Valuation to Management Incentives,” Credit Suisse HOLT Analysis, December 2013; “Tesco fiasco fuels fears executive pay metrics can skew priorities,” Financial Times, September 28, 2014; “Fidelity makes a stand on executive pay,”

Financial Times, July 3, 2014; “Bloomberg Review of Company Performance by Economic Profit Puts New Twist on Pay for Performance Discussion,” Bloomberg, March 11, 2015; “Earnings Guidance & Compensation Targets: Not Always the Same thing!,” Credit Suisse Equity Research, May 13, 2014.

5 “Through the investor lens: perspectives on risk & governance: PwC’s Investor Survey 2013”

6 “Fortune 100 CEO Aircraft Perquisite Analysis,” Equilar available at http://www.equilar.com/publications/articles/fortune-100-ceo-aircraft-perquisite-analysis; Certainties of Life: Tax Gross-Ups,” Equilar available at http://www.equilar.com/blog/tax-gross-ups/#sthash.xi0gRefM.dpbs

This is not a proxy solicitation. Please DO NOT send us your proxy card as it will not be accepted.